SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 25th, 2004 announcing Registrant’s third quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: October 25th, 2004

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS THIRD QUARTER
AND FIRST NINE MONTHS 2004 RESULTS

— Success of New Product Lines Delivers
Highest Revenues in 6 Quarters —

        KFAR SAVA, Israel – October 25, 2004 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the third quarter and nine months ended September 30, 2004.

        Revenues for the third quarter of 2004 were $1,235,000, an increase of 82% compared to $680,000 in the third quarter of 2003. Net loss for the third quarter of 2004 was ($207,000), or ($0.05) per share, compared to ($460,000), or ($0.11) per share for the third quarter of 2003.

        Revenues for the first nine months of 2004 rose by 10% to $2,978,000 compared to $2,705,000 for the first nine months of 2003. Net loss for the period was ($1,153,000), or ($0.27) per share, compared to ($1,227,000), or ($0.30) per share for the first nine months of 2003.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report Silicom’s highest revenues in six quarters, a testament to the sales momentum of our new lines of storage/server/security networking products and the success of the Design Win sales model. Our groundwork of the last two years, during which we recorded a growing number of design wins and established a number of marketing partnerships, is now starting to pay off with larger repeat orders, the major portion of our revenue growth. Part of our success is due to our penetration of the security appliance market, a fast-growing niche with a critical need for our products’ bypass capabilities.

        Mr. Orbach concluded, “Overall, the results of the quarter confirm our strategic direction, the need for our products, and our ability to execute on all levels. Looking forward, we believe that sales of our new lines of storage/server/security networking products will continue to build, and that both current and new design wins will continue to be the engine driving our future sales. We are on track according to our plans and excited by opportunities ahead.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended September 30,		Nine-month period ended September 30,

	2004	2003	2004	2003

Sales	$1,235	$680	$2,978	$2,705
Cost of sales	770	436	2,045	1,591

Gross profit	465	244	933	1,114

Research and development
costs, gross	414	403	1,222	1,240
Less - royalty bearing participations	(75)	(36)	(103)	(102)

Research and development costs, net	339	367	1,119	1,138

Selling and marketing expenses	182	200	513	776
General and administrative	150	144	458	450

	671	711	2,090	2,364

Operating Loss	(206)	(467)	(1,157)	(1,250)

Financial income (expenses), net	(1)	7	4	23

Loss before taxes on income	(207)	(460)	(1,153)	(1,227)
Taxes on income	---	---	---	---

Net Loss	$(207)	$(460)	$(1,153)	$(1,227)

Basic and diluted Loss per share	$(0.05)	$(0.11)	$(0.27)	$(0.30)

Weighted average number of
shares outstanding - Basic EPS
(in thousands)	4,199	4,110	4,199	4,110

Weighted average number of
shares outstanding - Diluted
EPS (in thousands)	4,199	4,110	4,199	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)

Assets

Current assets
Cash and cash equivalents	$466	$1,811
Short term investments	1,032	767
Trade receivables	923	628
Other receivables	341	290
Inventories	1,758	1,225

	4,520	4,721

Long-term investments	-	549
Severance pay fund	526	504
Property and equipment, net	238	277
Other assets	61	67

Total assets	$5,345	$6,118

Liabilities and shareholder's equity

Current liabilities
Trade payables	840	558
Other payables and accrued liabilities	469	488

Total current liabilities	1,309	1,046

Liability for severance pay	911	895

Total liabilities	2,220	1,941

Shareholders' Equity
Share capital and additional paid in
capital	5,652	5,551
Treasury stock	(38)	(38)
Retained earnings (deficit)	(2,489)	(1,336)

	3,125	4,177

Total liabilities and shareholders equity	$5,345	$6,118